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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 FOILMARK, INC.

                             ---------------------

                           (NAME OF SUBJECT COMPANY)
                                 FOILMARK, INC.

                             ---------------------

                      (NAME OF PERSON(S) FILING STATEMENT)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                            ------------------------

                        (TITLE OF CLASSES OF SECURITIES)
                            COMMON STOCK--34418510-3

                            ------------------------

                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                            ------------------------

                              FRANK J. OLSEN, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              5 MALCOLM HOYT DRIVE
                        NEWBURYPORT, MASSACHUSETTS 01950
                                 (978) 462-7300

                            ------------------------

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                       ON BEHALF OF THE PERSON(S) FILING)

                                WITH COPIES TO:

          STEPHEN J. CARLOTTI, ESQ.                       CARL A. DE BRITO, ESQ.
        HINCKLEY, ALLEN & SNYDER LLP                              DECHERT
              1500 FLEET CENTER                            30 ROCKEFELLER PLAZA
            PROVIDENCE, RI 02903                            NEW YORK, NY 10112
               (401) 274-2000                                 (212) 698-3500

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/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION

    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Foilmark, Inc., a Delaware corporation ("Foilmark" or the "Company"). The address of the principal executive offices of the Company is 5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950. The Company's business telephone is (978) 462-7300. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share of the Company (the "Shares"). As of April 10, 2001, there were 8,092,572 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

    The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

    This Schedule 14D-9 relates to the tender offer by Illinois Tool
Works Inc., a Delaware corporation ("Parent"), through its wholly owned subsidiary, Dudley Acquisition Inc., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 20, 2001 (as the same may be amended from time to time, the "Schedule TO"), to purchase for cash all of the issued and outstanding Shares at a price of $6.36 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2001 (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule TO.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2001, among Parent, the Purchaser and the Company (the "Merger Agreement"). The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that the number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer shall not be less than a majority of the total outstanding voting securities of the Company on a fully-diluted basis after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities (the "Minimum Tender Condition").

    Pursuant to the Merger Agreement, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the "Merger") and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. The company surviving the Merger is referred to as the "Surviving Corporation." Upon effectiveness of the Merger, each Share (other than Shares purchased in the Offer or otherwise owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent or by the Company or any of its subsidiaries and dissenting Shares) issued and outstanding at the Effective Time (as defined in the Merger Agreement) will be converted into the right to receive $6.36 per Share in cash or such higher price per share as may be paid in the Offer (the "Merger Consideration") upon surrender of the certificate formerly representing such Share. The terms of the Merger Agreement, a copy of which is filed as Exhibit 7 hereto and is incorporated herein by reference, are summarized in Section 11 of the Offer to Purchase, incorporated by reference into the Schedule TO.

    Parent has also entered into Stock Option and Tender Agreements, each dated April 10, 2001 (each, a "Tender Agreement" and collectively, the "Tender Agreements"), with certain stockholders of the Company which beneficially own an aggregate of 2,893,040 of the issued and outstanding Shares, or approximately 36% of the issued and outstanding Shares. The terms of each Tender Agreement, copies of which are filed as Exhibits 8 through 15 hereto and are incorporated herein by reference, are summarized below under Item 3 of this Schedule 14D-9.

    All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, the Purchaser or their affiliates, or actions or events with respect to any of them, was provided by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

    According to the Schedule TO, the address of the principal executive offices of the Purchaser and Parent is 3600 West Lake Avenue, Glenview, Illinois, 60025-5811.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    The information regarding the executive officers and directors of the Company contained in the Information Statement which is attached hereto as
Schedule I, is incorporated herein by reference. Except as described herein, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) its executive officers, directors or affiliates or (2) Parent or the Purchaser or any of their respective executive officers, directors or affiliates.

    Parent has entered into Tender Agreements with the following stockholders of the Company: The Estate of Frank J. Olsen, Sr., Carol J. Robie, Martin A. Olsen, Gloria Olsen, Frank J. Olsen, Jr., Edward D. Sullivan, Bradford Venture Partners, L.P., and Overseas Private Investor Partners (collectively the "Principal Stockholders"). The Principal Stockholders beneficially own an aggregate of 2,893,040 of the issued and outstanding Shares, or approximately 36% of the issued and outstanding Shares.

    The Tender Agreements require each of the Principal Stockholders to tender their respective Shares to Parent as soon as practicable after commencement of the Offer. In addition, the Principal Stockholders have granted Parent the option to purchase all of their respective Shares for $6.36 per Share in cash (or such higher price per Share in cash as Parent or any of its subsidiaries may offer to pay for such Shares in the Offer (the "Option Price")), beginning on the date that the Merger Agreement is terminated after an Alternative Acquisition Proposal (as defined in the Merger Agreement) has been made, proposed, communicated or disclosed in any manner, and ending on the date that is the later of ten business days following (1) such termination of the Merger Agreement and (2) the receipt by Parent of any of the governmental consents or the expiration of any waiting periods which would otherwise prevent the consummation of the Merger. If Parent exercises the Option, but does not acquire a number of Shares representing at least the Minimum Tender Condition within twelve months after such exercise, and within such twelve-month period Parent sells the Shares acquired upon exercise of the Option pursuant to a merger, liquidation, reorganization or business combination involving the Company, then upon consummation of such disposition, Parent will pay to the Principal Stockholders in cash the amount, if any, by which the consideration per Share received by Parent in the disposition exceeds the Option Price, multiplied by the number of Shares sold in the disposition.

    The Principal Stockholders have also agreed to vote all of their respective Shares in favor of approval of the Merger Agreement and the Merger and against any alternative acquisition. In addition, the Principal Stockholders have granted Parent an irrevocable proxy to vote all of their respective Shares in favor of approval of the Merger Agreement and the Merger and against any alternative acquisition.

    The description of the Tender Agreements is qualified in its entirety by reference to the complete text of such Tender Agreements, which have been filed as Exhibits 8 through 15 hereto and incorporated by reference herein.

    Frank J. Olsen, Jr., the President and Chief Executive Officer of the Company, has an employment agreement with the Company. Mr. Olsen is also a director of the Company. The employment agreement provides that, after a change in control of the Company (including the Offer and the Merger), subject to the terms of the letter agreement described in the following paragraph, Mr. Olsen will receive the benefits described under the caption "Employment Agreements" in the Information Statement attached as Schedule I hereto.

    On April 10, 2001, Parent entered into a letter agreement with Frank J. Olsen, Jr. which, subject to the consummation of the Merger, amends the terms and conditions of his employment agreement. Pursuant to the letter agreement, Parent agreed to honor the salary, bonus and other financial elements of Mr. Olsen's employment agreement and employ Mr. Olsen as a Vice President and General Manager of Parent. In addition, the letter agreement provides that, except in connection with a marked negative change in the scope of Mr. Olsen's duties from his position as Vice President, the Merger will not constitute a "change of control," "take-over transaction" or a "termination event" for purposes of the employment agreement.

    The summary of the terms of Mr. Olsen's employment agreement and the letter agreement are qualified in their entirety by reference to the complete text of the employment agreement and the letter agreement, which have been filed as
Exhibit 16 and Exhibit 17 hereto, respectively, and are incorporated herein by reference. Further information regarding the employment agreement and the letter agreement is included in the Information Statement attached as Schedule I hereto.

    On April 10, 2001, the Board of Directors of the Company (the "Board") authorized and approved (i) a bonus payment of $300,000 to be made to Frank J. Olsen, Jr., the President and Chief Executive Officer of the Company, (ii) a bonus payment of $100,000 to be made to Philip Leibel, the Vice President--Finance and Chief Financial Officer of the Company and (iii) bonus payments in the aggregate amount of up to $100,000 to be made to certain executive officers and key employees of the Company at the discretion of the Company's Chief Executive Officer. The foregoing bonus payments are payable contemporaneously with the payment by the Purchaser for Shares in the Offer.

    Under the terms of each of the Company's Amended and Restated 1995 Stock Incentive Compensation Plan (the "1995 Plan"), the Company's 1997 Non-Employee Directors' Stock Plan (the "Directors' Plan"), and the HoloPak
Technologies, Inc. 1993 Non-Qualified Stock Option Plan (the "HoloPak Plan" and together with the Directors' Plan and the HoloPak Plan, the "Foilmark Stock Option Plans"), all outstanding stock options under the Foilmark Stock Option Plans will vest as a result of the transactions contemplated by the Merger Agreement and actions taken by the Board. Pursuant to the Merger Agreement, the Board has taken such actions as are required to provide that each stock option outstanding immediately prior to the Effective Time will be canceled in exchange for a cash payment payable by the Company equal to the amount, if any, by which the Merger Consideration (as defined in the Merger Agreement) exceeds the per share exercise price of such option to purchase Shares, multiplied by the number of Shares then subject to such option to purchase Shares.

    In addition, pursuant to a stock option agreement with HoloPak
Technologies, Inc., a subsidiary of the Company ("HoloPak"), Marc Woontner, the Vice President of Sales and Marketing/Holographic Security of the Company was granted options to purchase an aggregate of 83,752 Shares. All such options are currently exercisable, other than 27,917 options, which vest on January 4, 2003. Pursuant to an Amendment and Termination Agreement dated as of April 10, 2001, among the Company, HoloPak, and Marc Woontner, the options to purchase 83,752 Shares (whether or not vested) will be canceled immediately prior to the Effective Time in exchange for a cash payment payable by the Company equal to the amount by which the Merger Consideration exceeds the per share exercise price of such options, multiplied by 83,752, or approximately $386,267. In addition, Mr. Woontner has agreed to release and discharge the Company and its successors and assigns from any and all claims arising out of or in any way associated with the stock option agreement or the Shares issuable upon exercise of the options. The summary of the terms of Mr. Woontner's amendment and termination agreement is qualified in its entirety by reference to the completed text of such agreement which has been filed as Exhibit 18 hereto and incorporated herein by reference.

    As of April 10, 2001 options to acquire an aggregate of 1,189,414 Shares were granted under the Foilmark Stock Option Plans and individual stock option agreements, and the directors and executive officers of the Company held options to acquire an aggregate of 663,089 Shares (inclusive of the options to acquire 83,752 Shares held by Marc Woontner), with an average exercise price of $2.85 per Share.

    Pursuant to the Merger Agreement, Parent and the Purchaser have agreed that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company or any of its subsidiaries as provided in their respective certificates of incorporation or by-laws, and in any indemnification agreement between the Company and any such director, officer or employee as in effect on the date of the Merger Agreement with respect to matters occurring prior to the Effective Time, shall survive the Merger and continue in full force and effect for a period of not less than six years from the Effective Time. In addition, Parent has agreed to cause to be maintained for a period of not less than six years after the Effective Time, the Company's existing Directors and Officers Insurance Policy to the extent that it provides coverage for events occurring prior to the Effective Time for all persons who are directors and officers of the Company on the date of the Merger Agreement, so long as the annual premium therefore would not be in excess of 150% of the last annual premium paid by the Company prior to the date of the Merger Agreement.

    The indemnification and directors' and officers' insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified thereunder (whether or not they are parties to the Merger Agreement).

    Pursuant to a guarantee agreement, the Company has agreed to guarantee the payment obligation of HoloPak under a consulting agreement, dated as of October 1, 1991, as amended, among HoloPak, Transfer Print Foils, Inc., a subsidiary of HoloPak and Bradford Associates ("Bradford"). Pursuant to the consulting agreement, Bradford Associates provides various financial consulting services to HoloPak and Transfer Print Foils, Inc. Robert J. Simon, a stockholder and the Chairman of the Board of the Company, is a partner of Bradford. Bradford is also a general partner of Bradford Venture Partners, L.P., which holds approximately 10.33% of the issued and outstanding Shares of the Company. Under the consulting agreement, HoloPak is obligated to pay Bradford Associates a monthly fee of $16,667.67, plus reasonable out-of-pocket expenses. The Merger Agreement provides that Parent will, and will cause the Surviving Corporation to, absolutely and unconditionally pay any and all amounts due under the consulting agreement in accordance with its terms. The description of the consulting agreement is qualified in its entirety by reference to the complete text of such consulting agreement, which has been filed as Exhibit 19 hereto, and is incorporated herein by reference.

    Florence J. Olsen, a former stockholder of the Company, made loans and advances to the Company in the original principal amount of $250,228.58 evidenced by a promissory note (the "Stockholder Note"). On December 31, 1996, Martin A. Olsen, as executor of the Estate of Florence J. Olsen, assigned the Estate of Florence J. Olsen's interest in the Stockholder Note and the right to receive payments thereunder equally to five individuals, including Frank J. Olsen, Jr. and Carol J. Robie, the President and Chief Executive Officer and Vice President, Administration, respectively, of the Company. As of April 10, 2001, the outstanding principal amount payable to each of Mr. Olsen and Ms. Robie was $12,730.20. The Merger Agreement provides that Parent will cause the Surviving Corporation to pay such Stockholder Note when due in accordance with its terms. The description of the terms of the Stockholder Note is qualified in its entirety by reference to the complete text of such Stockholder Note, which has been filed as Exhibit 20 hereto, and is incorporated herein by reference.

    The Merger Agreement provides that in the event (i) Parent or the Surviving Corporation consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or, as a result of such merger or consolidation, the board of directors of Parent shall consist of a majority of directors who were not directors of Parent immediately prior to such merger, (ii) Parent transfers or conveys all or substantially all of its properties and assets to any corporation or entity, or (iii) any corporation or entity (other than any direct or indirect subsidiary of Parent) acquires all or substantially all of the outstanding stock or assets of the Surviving Corporation or HoloPak, then, and in each case, all amounts due under the Bradford consulting agreement and the Stockholder Note will accelerate and become automatically due and payable in full at such time (together with interest at 8% per annum from the date such payment accelerates and becomes due to the date of payment).

    The payment obligations of Parent and the Surviving Corporation in connection with the Bradford consulting agreement and the Stockholder Note described above will survive the consummation of the Merger and are for the benefit of, and will be enforceable severally by, Bradford and its successors and assigns, and the holders of the Stockholder Note (whether or not they are parties to the Merger Agreement), and Parent will cause the Purchaser to pay all reasonable legal fees and disbursements (if any) incurred by or on behalf of any such person in successfully enforcing its rights under the Merger Agreement with respect to such payment obligations.

    The description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as
Exhibit 7 hereto, and incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION. The Board has approved the Merger Agreement by unanimous vote of those directors present and voting at a meeting of the Board (including all terms and conditions set forth therein) and the transactions contemplated thereby, including the Offer and the Merger, determining that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders and recommends that the Company's stockholders accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt the Merger Agreement and the Merger.

    Copies of the letter to the Company's stockholders communicating the Board's recommendation and the joint press release of the Company and Parent announcing the Merger Agreement and the Offer are filed as Exhibits 3 and 5 hereto, respectively, and are incorporated herein by reference.

    (b)(1) BACKGROUND. In July of 2000, Foilmark retained JPMorgan, a division of Chase Securities Inc. ("JPMorgan"), to advise on Foilmark's strategic alternatives. The Board considered various strategic alternatives and agreed that the Company should explore the possibility of a strategic transaction. The Company's management and JPMorgan identified and contacted approximately 60 parties to determine their interest in strategic transactions involving Foilmark. Thirty of these parties expressed an interst in a potential transaction and were sent confidential information memoranda after executing confidentiality agreements. By December of 2000, eight of these parties, including Parent, submitted preliminary indications of interest.

    In January of 2001, five of these parties conducted due diligence investigations. JPMorgan circulated a bid letter and a form of merger agreement for these parties to review and use as the basis for final proposals.

    In February of 2001, JPMorgan had received final bids from Parent, another strategic bidder (the "Strategic Bidder") and a financial bidder (the "Financial Bidder").

    In February of 2001, JPMorgan made a presentation to members of the Board regarding the three final bids submitted, including Parent's. After evaluation of the three bids as to which bid was in the best interests of Foilmark and its stockholders, the Board agreed to pursue further discussions with Parent based on several factors, including Parent's knowledge of the Company, the likelihood of completing the proposed transaction, and the proposed valuation and consideration offered by Parent.

    In March of 2001, negotiations on the terms of the Merger Agreement and related agreements commenced among Parent, Foilmark and their respective counsel. These negotiations covered all aspects of the transaction, including, among other things, the representations and warranties made by the parties, the restrictions on the conduct of their businesses, the conditions to completion of the Offer and the Merger, the provisions regarding termination, the details of the "no shop" clause, the amount, triggers and payment of the termination fee and the consequences of termination and the delivery and terms of the Tender Agreements.

    On March 15, 2001, the Strategic Bidder submitted a revised bid, increasing the offer price per Share from an indicated value of approximately $5.30 per Share to an indicated value of approximately $6.50 per Share (which represented approximately $2.65 in cash and 2.5 shares of common stock of the Strategic Bidder for each Share). The Strategic Bidder's revised bid was subject to the approval of the Strategic Bidder's stockholders and the cash component of the Strategic Bidder's revised bid was subject to a financing contingency and was not supported by financing commitments.

    On March 22, 2001, the Board held a special telephonic meeting during which the Board discussed the proposed business combination with Parent. Dechert and Hinckley, Allen & Snyder LLP ("Hinckley"), counsel to Foilmark, reviewed the background of Foilmark's discussions with Parent as well as the current status of negotiations and reviewed the terms of the proposed business combination transaction. Representatives of JPMorgan reviewed the financial terms of the transaction as proposed at that time. The Board discussed the strategic, business and financial merits and the timing of the possible transaction with Parent and the terms of Parent's proposal, and directed management to continue negotiations with Parent.

    On March 23, 2001, subsequent to the completion of additional financial due diligence, Parent submitted a revised offer. The Company rejected the proposed revised offer.

    During the weeks of March 26 and April 2, 2001, Parent representatives and representatives from JPMorgan and certain members of the Board had a series of conversations to discuss the terms and assumptions of the most recently proposed offer.

    On April 6, 2001, Parent agreed to increase its offer to $6.36 per Share.

    On April 10, 2001, the Board held a special telephonic meeting to review the status of negotiations and discussions with Parent since the Board's March 22, 2001 meeting and reviewed revised drafts of the Merger Agreement and related agreements. Representatives of JPMorgan, Dechert and Hinckley also participated. Representatives of Dechert and Hinckley reviewed wth the Board the main legal principles applicable to the proposed business combination transaction (including the Board's fiduciary duties and authority in considering the transaction). Representatives of Dechert and Hinckley also reviewed in detail the principal terms of the proposed Merger Agreement and related agreements and summarized the remaining open issues and responded to questions by the Board. The Board reviewed and discussed the principal terms of the proposed transaction, including the price to be paid in the Offer, closing conditions, termination rights, the termination fee, the Tender Agreements and Foilmark's ability to consider alternative proposals. Also at this meeting, JPMorgan reviewed with the Board the financial terms of the transaction proposed at that time and a financial comparison of Parent's bid with the other bids received and delivered its opinion to the Board to the effect that, as of such date and based upon and subject to various considerations, the consideration to be received in the Offer and the Merger, taken together, was fair, from a financial point of view, to the holders of

Foilmark common stock. After further deliberation, the Board, by the unanimous vote of all directors present and voting at the meeting:

    - determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the Tender Agreements, are consistent with and in furtherance of the long-term business strategy of Foilmark and are advisable and are fair to and in the best interest of Foilmark and its stockholders;

    - approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the Tender Agreements and the transactions contemplated thereby;

    - resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by Foilmark's stockholders; and

    - authorized Frank J. Olsen, Jr. and Robert J. Simon to execute, on behalf of Foilmark, the Merger Agreement and such other documents that certain of Foilmark's officers find necessary or advisable in their sole discretion, together with any changes, deletions, additions and alterations which such officers approve consistent with the resolutions of the Board.

    On April 10, 2001, the Merger Agreement was executed by Parent, the Purchaser and the Company, and Parent and the Company issued a joint press release announcing the transaction on April 11, 2001.

    On April 20, 2001, Parent and the Purchaser commenced the Offer.

    (b)(2)  REASONS FOR THE RECOMMENDATION.

    In making its recommendation to the Company's stockholders with respect to the Offer and the Merger, the Board considered a number of factors, the most material of which were the following:

    (i) The Company's industry profile, including an analysis of the Company's competitive position, in the holographic, thermal transfer film and hot stamp foil business, the Company's business, financial condition, results of operations, current business strategy and future prospects, including, without limitation, the prospect for obtaining debt or equity financing necessary to continue the Company's growth plans;

    (ii) The Board's belief that the process undertaken by the Company in obtaining proposals with respect to a business combination with the Company was comprehensive and that, after consultation with JPMorgan based on its involvement in such process, Parent's offer was materially more favorable to the Company's stockholders than the other indications of interest received as of that date. In connection therewith, the Board considered the proposal submitted by the Strategic Bidder on February 16, 2001, and the revised proposal submitted by the Strategic Bidder on March 15, 2001, and determined, after an analysis of all relevant factors, that Parent's offer was materially more favorable to the Company's stockholders than each of the Strategic Bidder's proposals. The relevant factors that the Board analyzed in connection with its consideration of the Strategic Bidder's bids included (a) a valuation of the Strategic Bidder's proposal prepared by JPMorgan, including an analysis of the range of prices at which the combined company's stock might trade at certain assumed multiples of
(1) revenue, (2) earnings before interest, taxes, depreciation and amortization and (3) earnings before interest and taxes, (b) the fact that the Strategic Bidder's proposal was structured as a merger transaction subject to approval of the Strategic Bidder's public stockholders, thereby delaying the time at which the stockholders could sell their Shares and increasing the risk that the acquisition would not be consummated in the event that the Strategic Bidder's stockholders voted against the acquisition, (c) the fact that if the proposed transaction was consummated, the Company's stockholders would not have immediate liquidity with respect to the shares of common stock of the Strategic Bidder received in the merger due to the thin trading volume of such shares and
(d) the fact that the obligations of the Strategic Bidder to consummate the merger would be conditioned upon receipt of both senior and subordinated external financing, for which commitments had not been obtained by the Strategic Bidder.

   (iii) The Merger Agreement under certain circumstances permits the Company to engage in negotiations with, or to furnish information to, third parties proposing an alternative transaction.

    (iv) The Board's belief that the Offer represents an attractive and immediate opportunity for the Company's stockholders to receive fair value in cash for their investment in light of the Company's current and prospective financial condition.

    (v) A review of various financial and other considerations, values placed by the market on certain other publicly-traded industrial manufacturing companies, values received by other industrial manufacturing companies which recently had been sold based upon multiple of monthly recurring revenue and estimates of the present value of the Company's future cash flow on a stand alone basis.

    (vi) The terms and conditions of the Offer, the Merger and the Merger Agreement, including (a) the price to be paid in the Offer and the Merger,
(b) that the transaction would be structured as a tender offer to enable the Company's stockholders to obtain cash for their Shares at the earliest possible time, and (c) that the obligations of Parent to consummate the transaction would not be conditioned upon the receipt of external financing (the Board viewed the latter as having particular significance in light of currently unsettled conditions in debt financing markets), and the fact that Parent has the financial resources to consummate the Offer and the Merger expeditiously;

   (vii) The oral opinion of JPMorgan delivered to the Board at its April 10, 2001 meeting, and subsequently confirmed in writing, to the effect that, as of such date and based on and subject to the matters described in the opinion, the $6.36 per Share in cash proposed to be received in the Offer and the Merger, taken together, by the Company's stockholders was fair from a financial point of view to such holders (the entire text of the written opinion dated April 10, 2001 subsequently delivered to the Board regarding the Offer and the Merger, which sets forth the assumptions made, matters considered and limitations in connection with such opinion, is attached as Annex A to this Schedule 14D-9 and the Company's stockholders are urged to read such opinion in its entirety);

  (viii) The willingness of the Principal Stockholders, as the beneficial owners of an aggregate of approximately 36% of Foilmark's issued and outstanding Shares, to enter into the Tender Agreements and tender their Shares pursuant to the Offer;

    (ix) In light of the auction process, other possible alternatives to the Offer and the Merger, the value to the Company's stockholders of such alternatives and the timing and likelihood of achieving superior value from these alternatives, as well as the possibility that equally suitable partners for merger and consolidation would be available. The Board also considered the possibility of remaining an independent company. The Board concluded that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were superior to any other alternatives, and that, if a superior alternative did subsequently become available, the Company would be able to pursue such an alternative under the terms of the Merger Agreement, subject to paying a $2 million termination fee; and

    (x) The historical and current market prices of, and recent trading activity in, the Shares, in particular the fact that the $6.36 per Share in cash to be paid in the Offer and the Merger represents a premium of approximately 82% over the closing price of the Shares on April 10, 2001, the last trading day prior to the public announcement of the Merger Agreement.

    The Board also considered certain countervailing factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including:

    (i) The requirement under the Merger Agreement that the Company pay a termination fee of $2 million if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, including, among others, if the Company exercises its right to terminate the Merger Agreement and enter into an alternative transaction. Although the Board recognized that this requirement could result in significant fees being borne by the Company, it accepted this provision as a means to obtain other terms favorable to the Company, and in particular, the right to negotiate or exchange information with potential bidders and the right to terminate the Merger Agreement, under certain limited circumstances set forth in the Merger Agreement, in the event of an alternative transaction that the Board determined would be superior to the transactions contemplated by the Merger Agreement.

    The foregoing discussion of factors considered by the Board is not meant to be exhaustive but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated thereby and in recommending that stockholders of the Company tender their Securities pursuant to the Offer. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors.

    (c) INTENT TO TENDER. To the best of the Company's knowledge, each of the Company's executive officers and directors intends to tender all Shares over which such person has sole dispositive power into the Offer except if such tender would subject such person to liability under Section 16(b) of the Exchange Act. Holders of approximately 36% of the issued and outstanding Shares have signed Tender Agreements under which they agreed to tender their Shares in the Offer. The terms of each Tender Agreement, copies of which are filed as
Exhibit 8 through 15 hereto and are incorporated herein by reference, are summarized above under Item 3 of this Schedule 14D-9.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    Pursuant to the terms of an engagement letter dated July 13, 2000, Foilmark agreed to pay to JPMorgan a fee of approximately $1.1 million, a substantial portion of which is contingent upon the consummation of the Merger. In addition, Foilmark agreed to reimburse JPMorgan promptly for out-of-pocket expenses, including the reasonable fees and out-of-pocket expenses of counsel, incurred by JPMorgan in connection with its engagement, and to indemnify JPMorgan and related persons against liabilities in connection with its engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with JPMorgan were negotiated by Foilmark and JPMorgan.

    Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    To the knowledge of the Company, there have been no transactions in the securities of the Company during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in
(i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3 and Item 4 of this Schedule 14D-9, which Items are hereby incorporated by reference into this Item 7(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7, except that the Board has adopted resolutions approving the Merger Agreement (including all terms and conditions set forth therein) and the transactions contemplated thereby, including the Offer and the Merger, determining that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders and recommending that the Company's stockholders accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt the Merger Agreement and the Merger.

ITEM 8.  ADDITIONAL INFORMATION

    (a) STATE ANTI-TAKEOVER STATUTES. Section 203 of the Delaware General Corporation Law (the "DGCL"), in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement because the Merger Agreement and the transactions contemplated thereby were approved by the Board prior to the execution thereof.

    A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. The Company does not believe that the anti-takeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and, except as set forth above with respect to Section 203 of the DGCL, the Company has not attempted to comply with any state anti-takeover statute or regulation. The Company reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this
Schedule 14D-9 or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer.

    (b) CERTAIN PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW. Under the DGCL, if the Purchaser or any other subsidiary of Parent acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Shares, a vote of the Company's stockholders is required under the DGCL, and a longer period of time will be required to effect the Merger. Please read Section 17 of the Offer to Purchase, incorporated by reference into the Schedule TO, which is incorporated herein by reference.

    No appraisal rights are available in connection with the Offer. Appraisal rights may be available in connection with the Merger. Please read Section 17 of the Offer to Purchase, incorporated by reference into the Schedule TO, which is incorporated herein by reference.

    (c)  INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE
ACT. The Information Statement attached as Schedule I to this Schedule 14D-9 is being furnished to the Company's stockholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

    (d) REGULATORY APPROVALS. For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, see Section 16 of the Offer to Purchase, incorporated by reference into the Schedule TO, which is incorporated herein by reference.

    (e) FORWARD-LOOKING STATEMENTS. This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements." All statements other than statements of historical fact included or incorporated by reference in this Schedule 14D-9, including without limitation statements regarding the Company's financial position, business strategy and growth prospects are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual results to differ materially from these statements, including, without limitation, general economic, financial and business conditions, competition in the product enhancement industry (particularly the hot stamping sector), the availability and cost of materials, the success of the Company's consolidation and integration efforts, the availability and cost of capital, the business abilities and judgment of personnel, the costs and effects of legal proceedings, the impacts of unusual items resulting from ongoing evaluations of business strategies, and changing business strategies, as well as other risk factors described from time to time in the Company's documents and reports filed with the Securities and Exchange Commission.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   Offer to Purchase, dated April 20, 2001 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).*
Exhibit 2   Letter of Transmittal to Tender Shares of Common Stock (incorporated by reference to
            Exhibit (a)(1)(ii) to the Schedule TO).*

Exhibit 3   Letter to Stockholders of the Company, dated April 20, 2001.*

Exhibit 4   Summary Advertisement, dated April 20, 2001(*)

Exhibit 5   Joint Press Release, dated April 11, 2001 (incorporated by reference to
            Exhibit (a)(5)(i) to the Schedule TO).

Exhibit 6   Opinion of Chase Securities Inc. dated April 10, 2001 (Annex A to the Schedule 14D-9).

Exhibit 7   Agreement and Plan of Merger, dated April 10, 2001, by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) of the Schedule TO).(+)

Exhibit 8   Stock Option and Tender Agreement, dated April 10, 2001, by and between Parent and Estate of
            Frank J. Olsen, Sr. (incorporated by referenced to Exhibit (d)(3) of the Schedule TO).(+)

Exhibit 9   Stock Option and Tender Agreement, dated April 10, 2001, by and between Parent and Carol J.
            Robie (incorporated by referenced to Exhibit (d)(4) of the Schedule TO).(+)

Exhibit 10  Stock Option and Tender Agreement, dated April 10, 2001, by and between Parent and Martin A.
            Olsen (incorporated by reference to Exhibit (d)(5) of the Schedule TO).(+)

------------------------
*   Included with Schedule 14D-9 mailed to stockholders.

+ Filed as an exhibit to the Purchaser's Schedule TO, dated April 20, 2001, and incorporated by reference herein.

Exhibit 11  Stock Option and Tender Agreement, dated April 10, 2001, by and between Parent and Gloria
            Olsen (incorporated by referenced to Exhibit (d)(6) of the Schedule TO).(+)

Exhibit 12  Stock Option and Tender Agreement, dated April 10, 2001, by and between Parent and Frank J.
            Olsen, Jr. (incorporated by referenced to Exhibit (d)(7) of the Schedule TO).(+)

Exhibit 13  Stock Option and Tender Agreement, dated April 10, 2001, by and between Parent and Edward D.
            Sullivan (incorporated by referenced to Exhibit (d)(8) of the Schedule TO).(+)

Exhibit 14  Stock Option and Tender Agreement, dated April 10, 2001, by and between Parent and Bradford
            Venture Partners, L.P. (incorporated by referenced to Exhibit (d)(9) of the Schedule TO).(+)

Exhibit 15  Stock Option and Tender Agreement, dated April 10, 2001, by and between Parent and Overseas
            Private Investor Partners (incorporated by referenced to Exhibit (d)(10) of the Schedule
            TO).(+)

Exhibit 16  Employment Agreement between the Company and Frank J. Olsen, Jr., dated April 23, 1999.

Exhibit 17  Letter Agreement, dated April 10, 2001, by and between Parent and Frank J. Olsen, Jr.

Exhibit 18  Amendment and Termination Agreement, dated as of April 10, 2001, among the Company, HoloPak and Marc Woontner.

Exhibit 19  Consulting Agreement, dated as of October 1, 1991, as amended, among HoloPak, Transfer Print
            Foils, Inc. and Bradford.

Exhibit 20  Stockholder Note made in favor of Florence Olsen.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2001

                                                 FOILMARK, INC.

                                                 By:  /s/ FRANK J. OLSEN, JR.
                                                      ------------------------------------------------
                                                      Name: Frank J. Olsen, Jr.
                                                      Title: PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                                                      SCHEDULE I

                                 Foilmark, Inc.
                              5 Malcolm Hoyt Drive
                             Newburyport, MA 01950

 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                 OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
  WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE
                 REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

    This Information Statement is being mailed on or about April 20, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Foilmark, Inc. (the "Company") to the holders of record of shares (the "Shares") of common stock, $0.01 par value, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Dudley
Acquisition Inc. (the "Purchaser") to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the
Schedule 14D-9.

    The Company, Illinois Toolworks Inc. ("Parent") and the Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of April 10, 2001, in accordance with the terms and subject to the conditions of which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on May 17, 2001.

    The Merger Agreement requires the Company to cause the directors designated by the Purchaser to be elected to the Board under the circumstances described therein upon the acceptance for payment of, and payment by the Purchaser for, Shares pursuant to the Offer.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    The information contained in this Information Statement (including information incorporated by reference) concerning the Purchaser and the Purchaser Designees (as defined herein) has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

    The shares of Common Stock are the only class of voting securities of the Company outstanding. As of April 10, 2001, there were 8,092,572 shares of Common Stock issued and outstanding. The Board currently consists of ten members. Each share of Common Stock is entitled to one vote. The officers of the Company serve at the discretion of the Board.

                INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

    Pursuant to the Merger Agreement, if requested by Parent, promptly after the acceptance for payment of the Shares to be purchased pursuant to the Offer as a result of which the Purchaser and its affiliates own at least enough Shares to satisfy the Minimum Tender Condition, subject to compliance with Section 14(f) of the Exchange Act, the Purchaser will be entitled to designate such number of directors on the Board (and on each committee of the Board and on each board of directors of each Company Subsidiary (as defined in the Merger Agreement) designated by Parent as will give the Purchaser representation on the Board (or such committee or Company Subsidiary board of directors) equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board (or such committee or Company Subsidiary board of directors) after giving effect to the directors appointed or elected pursuant to such provision by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of shares of Common Stock otherwise owned by the Purchaser or any subsidiary of Parent bears to (ii) the Fully Diluted Shares (as defined in the Merger Agreement), and the Company shall, at such time, cause the Purchaser's designees to be so appointed or elected. The Company shall take all actions necessary to cause the persons designated by the Purchaser to be directors on the Board (or a committee of the Board or the board of directors of a Company Subsidiary designated by Parent) pursuant to the preceding sentence to be so appointed or elected (whether, at the request of Parent, by means of increasing the size of the Board (or such committee or Company Subsidiary board of directors) or seeking the resignation of directors and causing Parent's designees to be appointed or elected).

    The Merger Agreement further provides that, until the Effective Time, the Company will retain as members of the Board at least two (2) directors who are directors of the Company as of the date of the Merger Agreement (the "Incumbent Directors"). Following the election or appointment of Parent's and/or the Purchaser's designees pursuant to the Merger Agreement and prior to the Effective Time (as defined in the Merger Agreement), any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of the Purchaser or waiver of the Company's rights under the Merger Agreement, will require the concurrence of each of the Incumbent Directors.

    The Purchaser has informed the Company that it will choose the Purchaser designees from the persons listed below. The Purchaser has advised the Company that, to the best of the Purchaser's knowledge, none of the Purchaser's designees or any of their affiliates beneficially owns any equity securities or rights to acquire any securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission. The Purchaser has informed the Company that each of the individuals listed below has consented to act as a director, if so designated.

    The Purchaser has informed the Company that the name, age as of April 10, 2001, position with Parent or an affiliate, and five-year employment history of each of the Purchaser designees is set forth below.

                      POSITION WITH PURCHASER OR AFFILIATE
                  AND NAME, AGE, FIVE-YEAR EMPLOYMENT HISTORY

FREDERICK N. BATES, Director designee

    Frederick N. Bates, 59, has served as Associate General Counsel and Assistant Corporate Secretary of Parent for more than five years.

STEWART S. HUDNUT, Director designee

    Stewart S. Hudnut, 61, has been employed by Parent as Senior Vice President, General Counsel and Secretary and in various elected executive capacities for more than five years.

MARIA C. GREEN, Director designee

    Maria C. Green, 47, has served as Associate General Counsel and Assistant Corporate Secretary of Parent since 1997. Prior to that, she was employed at the Chicago Transit Authority in various capacities since 1996.

WILLIAM M. LONG, Director designee

    William M. Long, 52, has served as Vice President and Group Controller of Parent for more than five years.

PHILIP M. GRESH, JR., Director designee

    Philip M. Gresh, Jr., 52, was elected Executive Vice President of Parent in 2000. Prior to 2000, he has held various sales, marketing and general management positions with Parent's consumer packaging businesses since 1989.

THOMAS A. MANN, Director designee

    Thomas A. Mann, 59, has served as President, Decorating Systems Businesses of Parent for more than five years.

F. RONALD SEAGER, Director designee

    F. Ronald Seager, 60, retired from Parent in February 2001. Prior to his retirement he served as Executive Vice President of Parent for more than five years.

WILLIAM E. ZELIN, Director designee

    William E. Zelin, 58, has served as Director North America and Asia Foil Operations of Parent for more than five years.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    Biographical information concerning the Company's current directors and executive officers as of April 10, 2001, is as follows:

DIRECTORS WHOSE TERMS EXPIRE IN 2001:

FRANK J. OLSEN, JR. Director since 1992

    Frank J. Olsen, Jr., 49, has served as President and Chief Executive Officer of the Company since March 1992. He served as the Chairman of the Board from October 1995 to April 1999. He is the Chief Executive Officer of the Company and each of its subsidiaries. Prior to March 1992 he was employed as Vice President Engineering, and in various other capacities with the Company and its predecessors since 1976. Mr. Olsen is the brother of Carol J. Robie.

THOMAS R. SCHWARZ, Director since 1997

    Thomas R. Schwarz, 64, was Chairman of Grossman's Inc., a retailer of building materials, from 1990 to 1994. From 1980 to 1990, he was President, Chief Operating Officer and a director of Dunkin' Donuts Incorporated, a food service company. Mr. Schwarz has been a director of Tridex Corporation since 1995 (and a member of the Compensation Committee) and Chairman of the Board of Directors of TransAct Technologies Incorporated (and a member of the Compensation Committee) since 1996.

ROBERT J. SIMON, Chairman of the Board and Director since 1999

    Robert J. Simon, 42, has been a Senior Managing Director of Bradford Ventures Ltd., a private investment firm, since 1992 and a general partner of Bradford Associates since 1989. Mr. Simon is Chairman of the Board or a director of numerous public and private companies, including Mexican Accent, Inc., Ampco Metal Inc., Overseas Private Investors Ltd., Overseas Equity Investors Ltd., Pamarco Technologies, Inc., FoodServ Equipment & Supply, Inc., Overseas Callander Fund and Tufco Technologies, Inc. Mr. Simon was the Chairman of the Board of Directors of HoloPak Technologies, Inc. from May 1992, and a director from 1990 to April 1999.

BRIAN KELLY, Director since 1999

    Brian Kelly, 58, has been the President of Waverly Partners, Inc., a private investment company, since March 1994. Waverly's investment companies manufacture metal components for the electronics, aerospace and medical industries. From September 1989 to March 1994, Mr. Kelly was President of Fitchburg Coated Products, a manufacturer of coated and laminated products. Mr. Kelly was a director of HoloPak Technologies, Inc. from June 1995 to April 1999.

DIRECTORS WHOSE TERMS EXPIRE IN 2002:

MICHAEL J. BERTUCH, Director since 1997

    Michael J. Bertuch, 40, has been the President of ViaTech Publishing Solutions, a manufacturer of vinyl loose-leaf books, since January 1995. From 1986 to 1995, he was employed by DVC Industries in various executive capacities.

MICHAEL FOSTER, Director since 1997

    Michael Foster, 66, is a private investor and consultant. In 1999, Mr. Foster retired as the founder, Chairman of the Board and Chief Executive Officer of WPI Group, Inc. (NASDAQ: WPIC), a publicly held manufacturer of hardware, software and electronic products for commercial and industrial markets.

HARVEY S. SHARE, Director since 1999

    Harvey S. Share, 69, is the former President and Chairman of Bobst
Group Inc., one of the world's largest manufacturers and suppliers of folding carton, corrugated and flexible packaging converting and printing equipment. Mr. Share retired from Bobst Group Inc. at the end of 1996. Mr. Share is a consultant to the packaging and printing equipment industry. Mr. Share is a member of a number of industry and professional associations. Mr. Share was a director of HoloPak Technologies, Inc. from July 1998 to April 1999.

DIRECTORS WHOSE TERMS EXPIRE IN 2003:

EDWARD D. SULLIVAN, Director since 1994

    Edward D. Sullivan, 68, served as a consultant to the Company until December 31, 1999. Mr. Sullivan served as Vice President, West Coast Operations, of the Company, from 1994 until his retirement on December 31, 1996, and Vice President and General Manager of West Foils, Inc., a subsidiary of the Company, from 1995 until December 31, 1996. He was President of West Foils, Inc., which he founded in 1988, through 1994.

JAMES L. ROONEY, Director since 1999

    James L. Rooney, 64, served as a consultant to the Company until December 31, 1999. He was the Chief Executive Officer and a director of HoloPak from September 1997 to April 1999. He was the President of C&C Consulting from January 1995 to September 1997. He was Senior Vice President at Rexam Inc., Coated Products Group, from 1993 to 1995. From 1991 to 1993, he was the President of Release International, a Rexam Inc. company; and from 1984 to 1991 he was the President of H.P. Smith Inc., a division of Specialty Coatings International, formerly James River Corp. He also serves as a director of Lexon Technologies.

MICHAEL S. MATHEWS, Director since 1999

    Michael S. Mathews, 60, has been a managing director of Westgate Capital Co., a private investment firm, since January 1993. Mr. Mathews was a director of HoloPak from 1990 to 1999. From 1989 through January 1993, Mr. Mathews served as a managing director of Bradford Ventures Ltd., a private investment firm and prior to such time, he was the President of DnC Capital Corporation, a merchant banking and investment firm, for more than five years. Mr. Mathews is also a director of Petroleum Geo-Services A/S.

NON-DIRECTOR EXECUTIVE OFFICERS:

PHILIP LEIBEL, Officer since 1992

    Philip Leibel, 63, has been Vice President Finance since March 1992 and is Treasurer, Assistant Secretary and Chief Financial Officer of the Company and each of its subsidiaries. He has been Chief Financial Officer of the Company and its predecessors since 1977.

WILHELM P. KUTSCH, Officer since 1992

    Wilhelm P. Kutsch, 58, has been Senior Vice President, Foil Operations, since March 1992, and served as Vice President Foil Operations prior to March 1992. Mr. Kutsch served on the Board of Directors from 1994 to 1999. He has also served as Vice President and Operations Manager of Foilmark Manufacturing Corporation since 1979. Mr. Kutsch has over 20 years experience in the hot stamping industry.

CAROL J. ROBIE, Officer since 1992

    Carol J. Robie, 45, has been Vice President, Administration, since
March 1992. Ms. Robie served on the Board of Directors from 1992 to 1999. She served as Administrative Manager of the Company in 1990 and 1991, and also has been employed in various capacities by Foilmark Manufacturing Corporation since 1977. She also serves as Secretary of the Company. Ms. Robie is the sister of Frank J. Olsen, Jr.

MARC O. WOONTNER, Officer since 1999

    Marc O. Woontner, 55, has been Vice President, Sales and Marketing/Holography, since July 1, 1999. Mr. Woontner served as Vice President, Sales and Marketing/Holography, for HoloPak Technologies, Inc. and its predecessor, Transfer Print Foils, Inc. from 1988 to 1999. He joined HoloPak/ Transfer Print Foils as Market Development Manager in 1986. Mr. Woontner was Regional Sales Manager for Dri-Print Foils, a division of Beatrice Foods, from 1975 to 1986.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    There were four (4) regular and two (2) special meetings of the Board during fiscal 2000. During this period, each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board held during the period from which such incumbent was a director and (b) the total number of meetings held by all committees of the Board on which such incumbent served.

    Directors of the Company who are not full time employees of the Company or its operating subsidiaries receive a retainer of $2,000 per calendar quarter, as well as a fee of $750 per Board Meeting attended and $350 per committee meeting attended in person or telephonically.

    The Board of Directors has four (4) standing committees: the Executive Committee, the Compensation Committee, the Audit Committee and the Stock Option Committee. The Executive Committee consists of Frank J. Olsen, Jr., Robert J. Simon, Michael Foster and Michael S. Mathews. In addition, Philip Leibel attends Executive Committee Meetings in a non-voting capacity. The Executive Committee conducts the affairs and business of the Company between meetings of the Board of Directors, subject to certain limitations set forth in the Company's Certificate of Incorporation. The Executive Committee met two (2) times during fiscal 2000.

    The Compensation Committee consists of Edward D. Sullivan, Michael S. Mathews, Thomas R. Schwarz and Robert J. Simon. The Compensation Committee determines the compensation to be paid by the Company to its officers. The Compensation Committee met three (3) times during fiscal 2000.

    The Audit Committee consists of Michael J. Bertuch, Michael Foster, Brian Kelly and Harvey S. Share. The Audit Committee reviews the financial reporting process, the system of internal control, the audit process and the process of monitoring compliance with laws and regulations. All of the Audit Committee members satisfy the definition of an independent director as established in the National Association of Securities Dealers Listing Standards. The Board of Directors adopted a written charter for the Audit Committee on May 18, 2000. A copy of the written charter is filed herewith as Appendix A.

    The Audit Committee reviewed and discussed the financial statements with the Board of Directors and discussed during fiscal year 2000 with KPMG LLP, the Company's independent auditors, the matters required to be discussed by Statement of Auditing Standards No. 61. The Audit Committee has received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and has discussed with KPMG LLP its independence. Based on such discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for fiscal 2000 be included in the Company's Annual Report on Form 10-K for filing with the Commission. The Audit Committee met five (5) times during fiscal year 2000.

    The Stock Option Committee consists of Edward D. Sullivan, Michael S. Mathews, Thomas R. Schwarz and Robert J. Simon. The Stock Option Committee administers the 1995 Stock Option Plan and the Non-Employee Directors' Stock Plan and determines to whom such options will be granted and the number of shares of Common Stock to be included in such options. The Stock Option Committee met two (2) times during fiscal 2000.

COMPLIANCE WITH SECTION 16(A)

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than ten percent (10%) of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission and furnish the Company with reports of securities ownership and changes in such ownership.

    To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, or written representations that no other reports were required for those persons, the Company believes that during the fiscal year ended June 30, 2000, its officers, directors, and greater than ten percent (10%) beneficial owners complied with all Section 16(a) filing requirements.

                             EXECUTIVE COMPENSATION

    The following table sets forth the total compensation of the chief executive officer and the other three most highly compensated executive officers (the "Named Executive Officers") of the Company for services in all capacities to the Company or its subsidiaries for the fiscal year ended June 30, 2000 and the total compensation earned by such individuals for the Company's three previous fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG TERM
                                                                                    COMPENSATION AWARDS
                                                                                 -------------------------
                                                  ANNUAL COMPENSATION(A)         SECURITIES    ALL OTHER
                                            ----------------------------------   UNDERLYING   COMPENSATION
NAME AND PRINCIPAL POSITION                   YEAR        SALARY($)   BONUS($)   OPTIONS(#)      ($)(B)
---------------------------                 --------      ---------   --------   ----------   ------------
Frank J. Olsen, Jr. ......................    2000         282,000     75,000      30,000         4,000
  President and Chief Executive Officer       1999(d)      135,131         --      15,000         3,000
                                              1998         233,295         --      34,666         3,000
                                              1997         202,413         --          --         4,160

Wilhelm P. Kutsch ........................    2000         200,400     38,400      30,000         4,000
  Senior Vice President, Foil Operations      1999(d)      120,399         --      12,000         3,000
                                              1998         184,235         --      29,466         3,000
                                              1997         172,272         --                     4,160

Philip Leibel ............................    2000         173,381     33,400      15,000         4,000
  Vice President-Finance and Chief            1999(d)       97,080         --       8,000         3,000
  Financial Officer                           1998         173,785         --      24,534         3,000
                                              1997         160,789         --          --         4,160

Marc O. Woontner(c) ......................    2000         149,076     36,000          --         3,727
  Vice President-Sales and Marketing/
  Holographic Security

------------------------

(a) Any perquisites or other personal benefits received from the Company by any of the Named Executive Officers were substantially less than reporting thresholds established by the Securities and Exchange Commission (the lesser of $50,000 or 10% of the individual's salary and bonus).

(b) Amounts in the "All Other Compensation" column represent contributions to the Company's Profit Sharing Plan.

(c) Mr. Woontner became the Vice President of Sales and Marketing/Holographic Security on July 1, 1999.

(d) Fiscal 1999 is a six-month period.

                                 STOCK OPTIONS

    The following table sets forth information concerning the grants of stock options pursuant to the Company's Stock Option Plan during fiscal year ended June 30, 2000 to the Named Executive Officers identified in the Summary Compensation Table.

                                               INDIVIDUAL GRANTS                               POTENTIAL REALIZABLE
                                            -----------------------                                  VALUE AT
                                                         % OF TOTAL                               ASSUMED ANNUAL
                                            NUMBER OF     OPTIONS                                 RATES OF STOCK
                                              SHARES      GRANTED                               PRICE APPRECIATION
                                            UNDERLYING       TO       EXERCISE                  FOR OPTION TERM(A)
                                             OPTIONS     EMPLOYEES    PRICE PER   EXPIRATION   ---------------------
NAME                                         GRANTED      IN 2000       SHARE        DATE         5%          10%
----                                        ----------   ----------   ---------   ----------   ---------   ---------
Frank J. Olsen, Jr. ......................    30,000         35%        $3.00      11/04/09     $56,700    $143,400
  President and Chief Executive Officer
Wilhelm P. Kutsch ........................    30,000         35%        $3.00      11/04/09     $56,700    $143,400
  Senior Vice President, Foil Operations
Philip Leibel ............................    15,000         17%        $3.00      11/04/09     $28,350    $ 71,700
  Vice President-Finance and Chief
  Financial Officer
Marc O. Woontner .........................        --         --            --            --          --          --
  Vice President, Sales and Marketing/
  Holographic Security

------------------------

(a) The 5% and 10%, assumed compounded annual rates of stock price appreciation are in accordance with the potential gains and are net of exercise price but before taxes associated with the exercise rules of the Securities and Exchange Commission. These amounts and assumed rates of appreciation do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on future performance of the Common Stock and overall market conditions, as well as the option holder's continued employment throughout the vesting period. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level.

  AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTIONS/SAR
                                     VALUES

    The following table sets forth information regarding stock options exercised during fiscal 2000 and unexercised options held by the Named Executive Officers as of the end of fiscal 2000.

                                     SHARES                        NUMBER OF SECURITIES
                                    ACQUIRED                      UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED IN-THE-
                                       ON          VALUE               OPTIONS/SAR             MONEY-OPTIONS/SAR($)(B)
NAME                                EXERCISE   REALIZED($)(A)   EXERCISABLE/UNEXERCISEABLE    EXERCISABLE/UNEXERCISEABLE
----                                --------   --------------   --------------------------   ----------------------------
Frank J. Olsen, Jr................      --             --                   89,666/0                      70,272/0
Wilhelm P. Kutsch.................      --             --                   79,966/0                      60,997/0
Philip Leibel.....................      --             --                   55,034/0                      40,444/0
Marc O. Woontner..................   6,000          9,375              27,918/55,837                51,563/105,667

------------------------

(a) Based on closing price of the Common Stock on date of exercise less than exercise price.

(b) Based on closing price of the Common Stock on June 30, 2000 ($3.625) minus the exercise price.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee is responsible for setting and administering the policies that govern both annual compensation and incentive programs for key managerial executives. The Committee usually meets twice annually for the purpose of granting salary increases and bonus awards. It evaluates corporate and individual performance, current compensation and share ownership of the managerial group. The employees of the Company who participate in the bonus and stock option plans are those who, in the estimation of the Compensation Committee, have a substantial opportunity to enhance shareholder value over time.

    The Committee's purpose is to ensure that the Company's management compensation plan will support the Company's efforts to attract and retain well-qualified employees who are capable of managing for the benefit of shareholders and contributing to the Company's success. To accomplish this goal, compensation is intended to be competitive both within the industry as a whole and when compared to like-sized companies in the geographical areas served by the Company. Inflation, the cost of living and business conditions are taken into consideration. Additionally, the Company surveys other manufacturing companies and obtains compensation information from approximately ten industry participants.

    The final determination of the base salary adjustments and incentive bonus awards is made solely by the Compensation Committee after consultation with the Chief Executive Officer. Stock option grants are made by the Stock Option Committee. In setting an executive's base salary and bonus and in granting stock options, consideration is given to maintenance of the executive's level of responsibility and the performance of the executive's area of responsibility. Stock options are granted considering the nature of the industry and the desirability of long-term incentives. Bonus awards are paid following fiscal year end and represent awards for the preceding year.

    With respect to compensation of the Chief Executive Officer ("CEO"), the Compensation Committee meets without him being present to evaluate his performance and reports on that evaluation to the independent directors of the Board. On April 23, 1999, Mr. Olsen entered into an employment agreement with the Company, which agreement and compensation thereunder were approved by the Compensation Committee. For a more detailed description of the terms of Mr. Olsen's employment agreement, see "Employment Agreements." The Compensation Committee exercises greater discretion with respect to CEO compensation than with other key executives and considers the performance of the Company relative to the Company's profit goals. The Compensation Committee also considers the short- and long-term performance of the Company relative to industry peers and to similar industries. Major weight is given to operating earnings, as with other managers. Finally, the Compensation Committee considers particular accomplishments of the CEO, which are judged to contribute to long-term shareholder value. Other factors which influence the CEO's compensation include his establishment of clear and sound objectives and the achievement of those objectives, his ability to create overall management strength, his performance in communicating and in causing top managers to communicate effectively with the Board and his use of the Board as a resource to aid effective management. The Committee does not evaluate these factors by a predetermined formula or weighting, but reaches its conclusions based on the judgments of its members. There were bonuses paid to executive officers of the Company in fiscal 2000 as part of the Company's management incentive compensation plan for meeting certain criteria. The compensation plan was approved by the Compensation Committee and Board of Directors on August 19, 1999.

EMPLOYMENT AGREEMENTS

    As of April 23, 1999, the Company entered into an employment agreement with Frank J. Olsen, Jr. Mr. Olsen's employment agreement is for a term of five years. The employment agreement provides that during the employment period, Mr. Olsen will serve as Chief Executive Officer and President of Foilmark. During the employment period, Mr. Olsen will receive an annual salary of $260,000 plus fiscal-year end bonus awarded at the Board's discretion. Under Mr. Olsen's employment agreement, upon the termination of his employment other than for cause or for reason of death or disability, he will be entitled to receive for a period equal to the greater of the remainder of the initial employment period or any renewal period or three years after the date of termination, monthly payments in an amount equal to one-twelfth of his then current annual base salary, together with pro-rated annual target bonus and continuation of all benefits. In addition, upon a termination as a result of a terminating event, all of Mr. Olsen's stock options will vest immediately. The employment agreement prohibits Mr. Olsen from disclosing confidential information and competing with Foilmark during his employment period and for specified periods thereafter.

    If Mr. Olsen's employment is terminated by the Company due to a Terminating Event (as defined below), subject to the terms of the letter agreement described in the following paragraph, he will receive for a period of three (3) years after the date of termination, his salary, target bonus, continuation of benefits and immediate vesting of stock options and other rights under the Company's stock plans. For purposes of Mr. Olsen's employment agreement, a "Terminating Event" means termination of Mr. Olsen's employment by the Company within twelve (12) months of a Change in Control or his resignation within twelve months of a Change in Control following a significant reduction in his job duties, a decrease in salary or the relocation of his primary work location by more than fifty (50) miles. A "Change in Control" means (i) a merger, consolidation or acquisition other than a transaction in which the individuals that constitute a majority of the Board of Directors of the Company immediately prior to such transaction continue to constitute a majority of the Board for not less than twelve (12) months after the transaction, (ii) the beneficial ownership by any person or entity or group of securities of the Company representing more than fifty percent (50%) of the total number of votes that may be cast for the election of directors, or (iii) a sale of all or substantially all of the assets of the Company.

    On April 10, 2001, Parent entered into a letter agreement with Mr. Olsen which, subject to the consummation of the Merger amends the terms and conditions of his employment agreement. Pursuant to the letter agreement, Parent agreed to honor the salary, bonus and other financial elements of the employment agreement, and employ Mr. Olsen as a Vice President and General Manager of Parent. In addition, the letter agreement provides that, except in connection with a Marked Negative Change (as defined below), neither the Merger nor any ITW internal moving of the reporting responsibility or an adjustment in the legal structure of the business of the Surviving Corporation by Parent will constitute a Change in Control, Take-over Transaction or Terminating Event under
Mr. Olsen's employment agreement. A "Marked Negative Change" means a negative change in the scope of Mr. Olsen's duties from his position of Vice President which results in significantly less income responsibility with no substantial growth potential. Parent and Mr. Olsen also agreed that the goals for Mr. Olsen's bonus would not be unreasonably developed and applied and would be directly tied to the sales and income projections of Foilmark provided to Parent through the bid process.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee consists of Thomas R. Schwarz, Edward D. Sullivan, Michael S. Mathews and Robert J. Simon.

    In connection with the merger of HoloPak into the Company, the Company agreed to guarantee the payment obligation of HoloPak under a consulting agreement among HoloPak and Transfer Print Foils, Inc., a subsidiary of HoloPak, and Bradford Associates, which was entered into in February 1990 and restated in October 1991. On November 17, 1998, HoloPak, Transfer Print Foils and Bradford Associates amended the consulting agreement in order to extend its term to March 1, 2004 with automatic renewals for successive one-year terms unless notice of termination is given by either party to the other at least 120 days prior to the close of the then current one-year period. Under this agreement, Bradford Associates provides various financial consulting services to HoloPak and Transfer Print Foils. Mr. Simon is a partner of Bradford Associates, which is a general partner of Bradford Venture Partners, L.P., which holds 10.33% of the issued and outstanding Common Stock of the Company. HoloPak is obligated to pay Bradford Associates a monthly fee of $16,667.67 (or $200,000 per year) under the agreement, plus reasonable out-of-pocket expenses. During fiscal 2000, HoloPak paid Bradford Associates $200,000.00.

    Bradford Venture Partners, L.P., the beneficial owner of approximately 10.33% of the outstanding shares of Common Stock, Overseas Private Investor Partners, the beneficial owner of approximately 10.33% of the outstanding shares of Common Stock, James L. Rooney, Robert J. Simon, Michael S. Mathews, Brian Kelly and Harvey S. Share have been granted demand and piggyback registration rights by the Company pursuant to a registration rights agreement dated as of the merger date. Robert J. Simon, Chairman of the Board, is a partner of Bradford Associates, which is a general partner of Bradford Venture Partners, L.P. Mr. Simon is also the Chairman of the Board of Directors of Overseas Private Investors, Ltd., the managing partner of Overseas Private Investor Partners. Effective upon consummation of the Merger, the registration rights agreement will be terminated in accordance with its terms.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Pursuant to the merger of HoloPak into the Company, as of April 23, 1999, the Company entered into a number of agreements, including a registration rights agreement and the guarantee of payment obligations under the Bradford consulting agreement. Effective upon consummation of the Merger, the registration rights agreement will terminate in accordance with its terms. In addition, on April 23, 1999, a voting agreement was entered into by the following stockholders representing approximately 45% of the outstanding shares of Common
Stock: Robert J. Simon, Chairman of the Board, Bradford Venture Partners, L.P., Overseas Private Investor Partners; James L. Rooney; Harvey S. Share; Brian Kelly; Michael S. Mathews; Frank J. Olsen, Jr., President and Chief Executive Officer; Carol J. Robie, Vice President-Administration; Michael Foster; Martin
A. Olsen; Leonard A. Mintz; Edward D. Sullivan; Thomas R. Schwarz; Kenneth Harris, Vice President, Pad Printing Operations; and Michael Bertuch. Under the voting agreement, such stockholders agreed to vote all of their shares of common stock to:

    - elect each of Mr. Olsen, Mr. Bertuch, Mr. Schwarz, Mr. Sullivan,
      Mr. Foster, Mr. Simon, Mr. Rooney, Mr. Share, Mr. Kelly and Mr. Mathews to the Board of Directors of the Company. In the event of a vacancy due to the resignation or removal of any of Mr. Bertuch, Mr. Schwarz, Mr. Foster or Mr. Sullivan, Mr. Olsen shall designate a replacement director. In the event of a vacancy due to the resignation or removal of any of Mr. Rooney, Mr. Share, Mr. Kelly or Mr. Mathews, Bradford Associates shall designate a replacement director. The voting agreement shall terminate on the earlier of the fifth anniversary of the merger date or when either of the Foilmark parties or the HoloPak parties as a group own less than 5% of the outstanding shares of Common Stock;

    - elect Mr. Simon as the Chairman of the Board of the Company;

    - elect Mr. Simon, Mr. Mathews, Mr. Olsen and Mr. Foster to the Executive Committee, of which Mr. Simon will be the Chairman;

    - elect Mr. Schwarz, Mr. Sullivan, Mr. Mathews and Mr. Simon to the Compensation Committee, of which Mr. Schwarz will be the Chairman; and

    - elect Mr. Foster, Mr. Kelly, Mr. Share and Mr. Bertuch to the Audit Committee, of which Mr. Bertuch will be the Chairman.

    In connection with the entry by the Company into the Merger Agreement, each Foilmark stockholder party to the voting agreement entered into a Waiver and Termination of Voting Agreement dated as of April 10, 2001 (the "Termination Agreement"). Under the Termination Agreement, each such stockholder has agreed to waive any provision of the Voting Agreement to the extent such provision is inconsistent with the proxies granted to Parent under the Tender Agreements.

    The Company also entered into a replacement registration rights agreement, dated as of April 23, 1999, pursuant to which certain registration rights previously granted by the Company to Martin A. Olsen, Leonard A. Mintz, Kenneth
R. Harris, Steven Meredith and Edward D. Sullivan were terminated, and replacement registration rights were granted. Effective upon consummation of the Merger, the replacement registration rights agreements will terminate in accordance with its terms.

    In connection with the acquisition of the assets of Imtran Industries, Inc. in 1995, Foilmark Manufacturing Corporation, the successor entity to Imtran Foilmark, Inc., the wholly owned subsidiary of the Company to which Imtran's assets were transferred, entered into a five-year lease of the premises where Imtran operated its business. Mr. Harris is a trustee of the trust that owns the premises and served as a director of the Company until the merger date.
Mr. Harris is a party to the voting agreement. The terms of the lease provide for annual rent of $137,500 during the initial five-year term and payment of "Market Rent" for the duration of a single extension term of two years. In
July 1996, in consideration of the use by the Company of additional space, the Company increased its rental payments by $5,000 per month to $197,500 per year. In April 2000, the Company exercised its option to renew for two additional years commencing August 1, 2000 at an annual rent of $203,250.

    On December 21, 1998, Leonard Mintz resigned as a director and Senior Vice President of the Company. At that time, Mr. Mintz agreed to the termination of his 1992 employment agreement with the Company and entered into a non-competition agreement with the Company that expires on December 1, 2003. Under the non-competition agreement, the Company has agreed to pay Mr. Mintz:
(1) $14,886.50 per month for 18 months which commenced on January 1, 1999 and ended June 30, 2000; (2) $5,762.52 on July 1, 2000; (3) $4,167 per month which commenced on January 1, 1999 and ends on December 1, 2003; and (4) other incidental health and related benefits. During the term of the non-competition agreement, Mr. Mintz has agreed not to compete with the Company or its affiliates or solicit sales, customers or employees of the Company or its affiliates.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
                 VOTING SECURITIES AND PRINCIPAL OWNERS THEREOF

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of April 10, 2001 as to (a) each person known to the Company who beneficially owns 5% or more of the outstanding shares of Common Stock, (b) directors and nominees, (c) each of the named executive officers and (d) all directors and executive officers as a group. Each of such shareholders has sole voting and investment power as to shares shown unless otherwise noted. The amounts set forth below do not reflect the acceleration of any presently unvested options, or the exercise of any accelerated options which under the terms of the Company's stock option plans would result from the purchase of Shares pursuant to the Offer. This information is based upon a review of statements filed with the Securities and Exchange Commission pursuant to Sections 13(d), 13(f) and 13(g) of the Exchange Act with respect to shares of Common Stock, except for information about the Company's officers and directors.

                                                AMOUNT OF NATURE
NAME OF BENEFICIAL OWNER(A)                  OF BENEFICIAL OWNERSHIP   PERCENT OF CLASS
---------------------------                  -----------------------   ----------------
Martin A. Olsen(b)(c)......................           442,100                 5.46%
Frank J. Olsen, Jr.(b)(d)..................           554,129                 6.85%
Robert J. Simon(b)(e)(f)(g)................         1,701,576                21.02%
Wilhelm P. Kutsch(h).......................           145,796                 1.80%
Philip Leibel(i)...........................            91,972                 1.13%
Carol J. Robie(b)(j).......................           216,680                 2.68%
Edward D. Sullivan(b)(k)...................           168,347                 2.08%
Michael J. Bertuch(b)(l)...................            10,000                    *
Michael Foster(b)(m).......................            15,000                    *
Thomas R. Schwarz(b)(n)....................            10,000                    *
Leonard A. Mintz(b)........................           234,696                 2.90%
Kenneth R. Harris(b).......................           131,022                 1.61%
Barbara M. Henagan(e)(g)(o)................         1,674,462                20.69%
James L. Rooney(b)(p)......................           114,001                 1.41%
Michael S. Mathews(b)(q)...................            29,846                    *
Brian Kelly(b)(r)..........................            18,880                    *
Harvey S. Share(b)(s)......................            12,220                    *
Marc O. Woontner(t)........................            69,835                    *
Bradford Venture Partners, L.P.(b)(g)(u)...           835,925                10.33%
Overseas Private Investor
  Partners(b)(g)(v)........................           835,925                10.33%
Dimensional Fund Advisors Inc.(x)..........           464,988                 5.75%
Parties to Voting Agreement(b).............         3,658,496                45.21%
All Directors and Executive Officers as a
  Group (14 persons)(b)(w).................         3,158,282                39.03%

------------------------

* Less than one percent

(a) If applicable, beneficially owned shares include shares owned by the spouse, children and certain other relatives of the beneficial owner, director, nominee or officers, as well as shares held by trusts of which the person is a trustee or in which he has a beneficial interest. Any such beneficially owned shares will be noted separately for each owner, except in the case of shares beneficially owned by all directors and executive officers as a group. All information with respect to beneficial ownership has been furnished by the respective directors, officers and 5% owners. Except as set forth above, management knows of no person who, as of April 10, 2001 owned beneficially more than 5% of the Company's outstanding Common Stock. The information includes, where applicable, shares issuable upon exercise of stock options granted under the Company's 1995 Stock Option Plan, the Non-Employee Directors Stock Option Plan and the HoloPak Technologies, Inc. 1993 Non-Qualified Stock Option Plan, which options are presently or will be exercisable within 60 days of April 10, 2001. Unless otherwise indicated, the address of the persons identified above is c/o Foilmark, Inc., 5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.

(b) Excludes shares held by other parties to a voting agreement described more fully in "Certain Relationships and Related Transactions," which shares may be deemed to be beneficially owned by these individuals. For the purposes of disclosure of beneficial ownership under the Exchange Act, the persons identified as parties to the voting agreement described in "Certain Relationships and Related Transactions" holding in the aggregate 3,658,497 shares of Common Stock are deemed to be a single person and the beneficial owners of the shares of Common Stock owned by all parties to the voting agreement. For a discussion of Mr. Mintz's relationship with the Company, see "Certain Relationships and Related Transactions".

(c) Includes 11,000 shares held by Mr. Olsen's wife as to which he disclaims beneficial ownership. Mr. Olsen's address is 3299 Old Barn Road East, Ponte Vedra Beach, Florida 32082.

(d) Includes 125,666 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days and 222,724 shares deemed beneficially owned in his capacity as executor of the Estate of Frank
    J. Olsen.

(e) Includes the shares of Common Stock owned of record by Bradford Venture Partners, L.P. as to which each of Mr. Simon and Ms. Henagan may be deemed to share beneficial ownership due to their having voting and dispositive power over these shares of Common Stock. Bradford Associates, a general partnership of which Mr. Simon and Ms. Henagan are the partners, is the sole general partner of Bradford Venture Partners, L.P.

(f) Includes 23,320 shares issuable upon exercise of options, which are presently or will be exercisable within 60 days. Mr. Simon's address is One Rockefeller Plaza, New York, New York 10020.

(g) Includes the shares of Common Stock owned of record by Overseas Private Investor Partners, as to which each of Mr. Simon and Ms. Henagan may be deemed to share beneficial ownership due to having voting power over such shares of Common Stock. Mr. Simon serves as Chairman of the Board of Directors of the corporation that acts as the managing partner of Overseas Private Investor Partners. Bradford Associates holds a 1% partnership interest in Overseas Private Investor Partners, which may increase upon the satisfaction of certain contingencies related to the overall performance of Overseas Private Investor Partners' investment portfolio, and also acts as an investment advisor for Overseas Private Investor Partners.

(h) Includes 102,966 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(i) Includes 74,034 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(j) Includes 19,900 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(k) Includes 14,500 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(l) Includes 10,000 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days. Mr. Bertuch's address is c/o ViaTech Publishing Solutions, 1440 Fifth Avenue, Bayshore, New York 11706.

(m) Includes 10,000 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days. Mr. Foster's address is Post Office Box 2877, Nantucket, Massachusetts 02584.

(n) Includes 10,000 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(o) The amount shown for Ms. Henagan includes 2,611 shares of Common Stock that she owns of record as trustee under two trusts for the benefit of two relatives of Ms. Henagan. The address of the stockholder is 44 Nassau Street, Princeton, New Jersey 08542.

(p) Includes 104,001 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(q) Includes 23,320 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(r) Includes 18,880 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(s) Includes 12,220 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(t) Includes 63,835 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(u) The address of the stockholder is 44 Nassau Street, Princeton, New Jersey 08542.

(v) The address of the stockholder is Clarendon House, Church Street, Hamilton 5-31, Bermuda.

(w) Includes 612,562 shares issuable upon exercise of options, which are presently or will become exercisable within 60 days.

(x) This information is based solely upon a Schedule 13G filed with the Securities and Exchange Commission on February 2, 2001. Dimensional Fund Advisors Inc. ("Dimensional"), an investment advisor registered under
    Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds". In its role as investment adviser or manager, Dimensional possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned the Funds. All securities reported in this schedule are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. The stockholder's address is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

                               PERFORMANCE GRAPH

COMPARATIVE PERFORMANCE GRAPH

    The following graph compares the cumulative total shareholder return on the Common Stock with the cumulative total shareholder return of (i) the Standard and Poor's 500 Index (the "S & P 500 Index"), (ii) a peer group of companies consisting of Advanced Deposition Technologies, CFC International Inc., Outlook Group Corp. and Viskase Corporation (the "Old Peer Group"), and (iii) a peer group of companies consisting of Advanced Deposition Technologies, American Bank Note Holographis, Applied Extrusion Technologies and CFC International, Inc. (the "New Peer Group") assuming an investment of $100 on December 31, 1995, in each of the Common Stock of the Company, the S & P 500 Index, the Old Peer Group stocks and the New Peer Group stocks. The graph assumes dividend reinvestment with respect to companies in the Peer Group, and the returns of each such company have been weighted at each measurement point to reflect relative stock market capitalization. The graph commences as of December 31, 1995. HoloPak Technologies, Inc. was a part of the Old Peer Group until its merger with the Company on April 23, 1999.

                COMPARISON OF 54 MONTH CUMULATIVE TOTAL RETURN*
                   AMONG FOILMARK, INC., THE S & P 500 INDEX,
                     A NEW PEER GROUP AND AN OLD PEER GROUP

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

       FOILMARK INC  S&P 500  NEW PEER GROUP  OLD PEER GROUP
12/95       $100.00  $100.00         $100.00         $100.00
12/96        $39.58  $122.96          $98.35         $130.89
12/97        $51.56  $163.98          $78.75         $158.40
12/98        $28.65  $210.84          $71.10          $94.59
12/99        $40.63  $236.95          $33.07          $98.40
12/00        $60.42  $254.13          $24.64          $80.25

                 * $100 INVESTED ON 12/31/95 IN STOCK OR INDEX-
                      INCLUDING REINVESTMENT OF DIVIDENDS.

                                   APPENDIX A
                                 FOILMARK, INC.
                            AUDIT COMMITTEE CHARTER

I.  PURPOSE

    The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

    Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

    Review and appraise the audit efforts of the Corporation's independent accountants and internal auditing department.

    Provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department, and the Board of Directors.

    The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

    The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

    The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

    The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management, the director of the internal auditing department and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent accountants and management quarterly to review the Corporation's financials consistent with IV.4. below.

IV. RESPONSIBILITIES AND DUTIES

    To fulfill its responsibilities and duties the Audit Committee shall:

DOCUMENTS/REPORT REVIEW

    1. Review and update this Charter periodically, at least annually, as conditions dictate.

    2. Review the organization's annual financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent accountants.

    3. Review the regular internal reports to management prepared by the internal auditing department and management's response.

    4. Review with financial management and the independent accountants the 10-Q prior to its filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review.

INDEPENDENT ACCOUNTANTS

    5. Recommend to the Board of Directors the selection of the independent accountants, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent accountants. On an annual basis, the Committee should review and discuss with the accountants all significant relationships the accountants have with the Corporation to determine the accountants' independence.

    6. Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.

    7. Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.

FINANCIAL REPORTING PROCESS

    8. In consultation with the independent accountants and the internal auditors, review the integrity of the organization's financial reporting processes, both internal and external.

    9. Consider the independent accountants' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

    10. Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles, and practices as suggested by the independent accountants, management or the internal auditing department.

PROCESS IMPROVEMENT

    11. Establish regular and separate systems of reporting to the Audit Committee by each of management, the independent accountants and the internal auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

    12. Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

    13. Review any significant disagreement among management and the independent accountants or the internal auditing department in connection with the preparation of the financial statements.

    14. Review with the independent accountants, the internal auditing department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (The review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)

ETHICAL AND LEGAL COMPLIANCE

    15. Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code.

    16. Review management's monitoring of the Corporation's compliance with the organization's Ethical Code, and ensure that management has the proper review system in place to ensure that Corporation's financial statements reports, and other financial information disseminated to governmental organization and the public satisfy legal requirements.

    17. Review activities, organizational structure, and qualifications of the internal audit department.

    18. Review, with the organization's counsel, legal compliance matters including corporate securities trading policies.

    19. Review, with the organization's counsel, any legal matter that could have a significant impact on the organization's financial statements.

    20. Perform any other activities consistent with this Charter, the Corporation's By-Laws and governing law, as the Committee or the Board deems necessary or appropriate.

                                                                         ANNEX A

                                [JPMORGAN LOGO]

JP MORGAN
270 Park Avenue
New York, NY 10017

April 10, 2001

The Board of Directors
Foilmark, Inc.
5 Malcolm Hoyt Drive
Newburyport, MA 01950

Members of the Board of Directors:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $.01 per share (the "Company Common Stock"), of Foilmark, Inc.(the "Company"), of the Consideration (as defined below) to be received by such holders in the proposed Transaction (as
defined below).   Pursuant to the Agreement and Plan of Merger (the
"Agreement"), among the Company, Illinois Tool Works, Inc. (the "Acquiror") and a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"),
(i) the Acquiror and the Acquisition Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of Company Common Stock for $6.36 per share, net to the seller in cash (the "Consideration"), and (ii) the Acquisition Sub would be merged with the Company in a merger (the "Merger") in which each share of Company Common Stock not acquired in the Tender Offer, other than any shares of Company Common Stock held in treasury or owned by any subsidiary of the Company or by the Acquiror or the Acquisition Sub, all of which shall be canceled, or as to which appraisal rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

    In arriving at our opinion, we have (i) reviewed a draft dated April 9, 2001 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies;
(iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certainly publicly traded securities of such other companies;
(v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its businesses; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

    In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

    In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Transaction will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us.

    Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the underlying decision by the Company to engage in the Transaction.

    We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Transaction is consummated. We have also provided in the past and may continue to provide financial advisory and financing services to the Acquiror and have received and may receive fees for such services. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

    On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

    This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender any shares of Company Common Stock pursuant to the Tender Offer or how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company or Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

CHASE SECURITIES INC.

                                      A-2